SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 28, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting
held on January 26, 2009

Date, Time and Venue:

January 26, 2009 at 10:00 a.m., at the headquarters of Brasil Telecom Participações S.A. (“BTP” or “Company”) located at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF.

Call Notice:

The call notice was issued pursuant to the head paragraph of Article 26 of the Company’s Bylaws, through correspondence signed by the Chairman of the Board of Directors, Mr. Sergio Spinelli Silva Junior (Doc. 01).

Attendance:

Through a conference call, pursuant to the Company’s Bylaws, the following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Suranyi, Kevin Michael Altit, Ricardo Ferraz Torres and José Luiz Guimarães Junior.

Presiding:

Chairman: Sergio Spinelli Silva Junior
Secretary: Filipe Laudo de Camargo

Agenda:

1. To resolve on the change of remuneration of the 5th Issue debentures and the acquisition of 5th Issue debentures from debenture-holders willing to sell them, in accordance with section 5.6.1 of the Private Deed of the 5th Issue, comprising the 4th Public Issue of simple, non-convertible debentures of Brasil Telecom S.A. of June 20, 2006, as amended on December 17, 2008 (“Deed of Issue”);

2. To rectify the Board’s resolution of January 08, 2009.

Resolutions:

Prior to the initial analysis of the Agenda, Board Members present unanimously approved the drawing up of the Minutes of this Board of Directors’ Meeting in summarized form, by operation of law, permitting the presentation of votes and protests, which will be received by the Presiding Board and filed at the Company’s headquarters.

Regarding item 1 of the Agenda, the Board resolved, by unanimous vote, to change the remuneration of the 5th Issue debentures from 104% of the DI (interbank) rate to a capitalized DI spread of 3.5% p.a. The remuneration of 5th Issue debentures shall be governed in accordance with section 4.2.12 of the Deed of Issue as of the date of the publication of the Notice to Debenture-holders informing them of the resolution herein.

Subsequently, the Board resolved, by unanimous vote, to acquire debentures from those debenture-holders wishing to sell them in accordance with section 5.6.3 of the Deed of Issue, for their nominal unit value, plus 104.0% of the DI rate, calculated on a pro rata temporis basis until the date of the publication of the Notice to Debenture-holders related to the resolution herein, and plus a capitalized DI spread of 3.5% p.a., calculated on a pro rata temporis basis as of the date of publication of the Notice to Debenture-holders until the effective payment date.

As for item 2 of the Agenda, the Board resolved to rectify its resolution of January 8, 2009 in order to alter the date of the Company’s Extraordinary General Meeting from February 12, 2009, to February 17, 2009.

Closure:

With no further business to discuss, the minutes of this Board of Directors Meeting were drawn up, read and found in compliance by all present.

Brasília, January 26, 2009.

Sergio Spinelli Silva Junior	Filipe Laudo de Camargo

Chairman	Secretary

The following members of the Company’s Board of Directors were present:

Sergio Spinelli Silva Junior	Pedro Paulo Elejalde de Campos
Elemér André Suranyi	Kevin Michael Altit
Ricardo Ferraz Torres	José Luiz Guimarães Junior

This document is an integral part of the Minutes of the Board of Directors’ Meeting of Brasil Telecom
Participações S.A. held on January 26, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.